UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the plan year ended December 31, 2010

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-6645

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(K) RETIREMENT PLAN

B.             Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.

2400 South 44th Street

Manitowoc, WI  54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. 401(K) Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc. 401(k) Retirement Plan
Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

The Manitowoc Company, Inc.

401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc.

401(k) Retirement Plan

Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 7, 2011

Appleton, Wisconsin

The Manitowoc Company, Inc.

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets

Investments - Interest in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust, at fair value	$404,442,765	$373,340,592

Receivables:
Employer contributions	197,976	3,023,143
Participant contributions	449,597	219,473
Interest	123,857	87,563
Notes receivable from participants	7,946,334	8,036,205

Total receivables	8,717,764	11,366,384

Total assets	413,160,529	384,706,976

Liabilities

Pending distributions payable	724,849	421,719

Net assets available for benefits, at fair value	412,435,680	384,285,257

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(955,492)	1,062,502

Net assets available for benefits	$411,480,188	$385,347,759

See accompanying notes to financial statements

The Manitowoc Company, Inc.

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009

Investment income - Interest in net appreciation in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$46,233,114	$41,521,261

Interest income on notes receivable from participants	426,048	226,971

Contributions:
Employer	910,712	8,327,500
Participant	14,513,565	10,565,935
Rollover	320,601	74,485

Total contributions	15,744,878	18,967,920

Transfers from other plans	0	118,337,378

Deductions:
Benefits paid to participants	34,774,108	24,745,249
Corrective distributions	811,946	339,785
Plan administrative expenses	626,308	482,581
Transfers to other plans	59,249	27,081,182

Total deductions	36,271,611	52,648,797

Net increase in net assets available for benefits	26,132,429	126,404,733
Net assets available for benefits at beginning	385,347,759	258,943,026

Net assets available for benefits at end	$411,480,188	$385,347,759

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                             Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who are scheduled to work at least 20 hours per week and have completed one hour of service.  Those who are not scheduled to work at least 20 hours per week are eligible to enter on the first day of the plan year upon completion of 1,000 hours of service within a 12-month period.  Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Enodis Corporation was purchased by The Manitowoc Company, Inc. in 2008.  Effective December 31, 2009, eligible employees of the previous Enodis Corporation 401(k) plan who are not members of a collective bargaining unit of the Company merged into this Plan.  Investments in the amount of $113,514,190 and notes receivable from participants in the amount of $4,823,188 make up the total transfer from Enodis Corporation 401(k) Plan.

In January 2009, the Company sold one of its wholly owned subsidiaries.  Participant balances with net assets totaling $27,081,182 were transferred out of the Plan related to the sale.

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 4% of their compensation.  Participants may elect to change this deferral from 0% to 75% of eligible compensation up to a maximum contribution allowable under the Internal Revenue Code (IRC).  Participant contributions are not required.  The Plan allows direct rollovers from other qualified plans.  Rollovers are not matched.  Effective August 22, 2009, the Company suspended matching contributions.  Prior to August 22, 2009, the Company made matching contributions equal to 100% of the employee’s contribution (up to 4% of compensation) plus 50% of the employee’s contributions (up to the next 4% of compensation).

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Contributions (Continued)

Effective October 3, 2010, the Company reinstated matching contributions equal to 50% of the employee’s contribution (up to 4% of compensation) plus 25% of the employee’s contributions (on the next 4% of compensation).  This is a nonsafe harbor match and is therefore subject to a five-year graded vesting schedule.

Prior to August 1, 2009, profit sharing contributions to the Plan were made by the Company based upon a predetermined formula defined in the plan document.  The contribution was based upon Company profitability and was allocated to eligible participants based upon a formula that considers fixed and variable contributions.  The variable portion was based on the proportion of a participant’s compensation for all participants.  Effective August 1, 2009, the Company suspended profit sharing contributions.  Total profit sharing contribution for 2009 was $3,062,214.  The Company did not make profit sharing contributions during 2010.  Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRC.

Participants’ Accounts

All investments in participants’ accounts are participant-directed.  The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds, and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections).  Plan earnings/losses are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests.  Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  Distributions may be made as soon as administratively feasible.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Vesting

All employer matching contributions through August 22, 2009, all employee contributions, and related earnings are 100% vested immediately.  Participants vest in the Company’s profit sharing and nonsafe harbor contributions at the rate of 20% per year, with the participant becoming fully vested after five years of service.  Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Interest rates on existing loans as of December 31, 2010, range from 4.25% to 10.50%.  Loans are repaid through payroll deductions over a period not to exceed five years, except for the purchase of a primary residence.

Expenses of the Plan

Administrative expenses of the Plan are paid from the assets of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Forfeitures

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $120,881 and $2,097,158, respectively.  Of these accounts, $3,320 and $2,097,110 at December 31, 2010 and 2009, respectively, will be used to reduce future employer contributions, while $117,561 as of December 31, 2010, will be used to pay administrative expenses.  During 2010 and 2009, employer contributions were reduced by $2,021,286 and $777,102, respectively, from forfeited nonvested accounts.  In addition, $330,585 in forfeitures from Enodis Corporation 401(k) Plan was used to pay administrative expenses in 2010, as per the Plan’s provisions.

Transfers From Other Plans

The Plan and the Company allow participants to transfer account balances between other plans sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

A partial plan termination occurred for the plan year ended December 31, 2009.  As a result, terminated participants became 100% vested and forfeitures were reinstated.  A contribution was made in the amount of $1,577,816 to reinstate forfeitures and is included in employer contributions receivable in the statement of net assets available for benefits for 2009.

Note 2                                                             Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements of The Manitowoc Company, Inc. 401(k) Retirement Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 2                                                             Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are commingled with other plans of The Manitowoc Company, Inc. in the Master Trust.  Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the defined investment options.

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Pending Distributions Payable

Pending distributions payable on the statements of net assets available for benefits include distributions requested prior to year-end, but completed subsequent to year-end.  Pending distributions payable also include corrective distributions made in 2011 relating to 2010 contributions and corrective distributions made in 2010 relating to 2009 contributions.

New Accounting Pronouncement

During 2010, the Plan adopted Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires defined contribution plans to classify loans to participants as notes receivable from participants.  The classification of participant loans as notes receivable acknowledges that participant loans are unique from other investments, and measuring participant loans at their unpaid principal balance plus any accrued but unpaid interest is more meaningful to users of financial statements rather than measuring participant loans at fair value.  A reclassification of the 2009 participant loans from investments to notes receivable from participants was made due to the adoption of ASU 2010-25.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 2                                                             Summary of Significant Accounting Policies (Continued)

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Note 3                                                             Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc.  Each participating retirement plan has an undivided interest in the Master Trust.  The assets of the Master Trust are held by Marshall & Ilsley Trust Company, N.A. (M&I).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses.  At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was approximately 76%.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan.  Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust (Continued)

The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31, 2010 and 2009, is as follows:

	2010	2009

American Beacon International Equity Fund	79%	74%
American Beacon Large-Cap Value Fund	70%	70%
American EuroPacific Fund	79%	81%
Blackrock Equity Dividend Fund	84%	94%
Buffalo Small-Cap Fund	77%	82%
Columbia Acorn Fund	78%	78%
Columbia Acorn International Fund	76%	95%
Columbia Mid-Cap Value Opt Fund	82%	*
Davis NY Venture Fund	84%	84%
Fidelity ContraFund	84%	84%
Fidelity Low-Priced Stock Fund	85%	87%
Capital Preservation Fund**	70%	70%
Harbor Mid-Cap Growth Fund	87%	87%
Janus Growth & Income Fund	74%	73%
Lord Abbett Small-Cap Fund	90%	93%
Manitowoc Aggressive Growth Fund	77%	77%
Manitowoc Company Stock Fund	65%	65%
Manitowoc Conservative Growth Fund	77%	83%
Manitowoc Moderate Growth Fund	80%	81%
Marshall Prime Money Market Fund	76%	68%
Oakmark Equity Fund	83%	65%
PIMCO Funds Total Return Fund	90%	93%
Riversource Mid-Cap Value Fund	97%	83%
Vanguard Institutional Index Fund	85%	84%
Wells Fargo Advantage Small-Cap Disciplined Fund	71%	71%

*Fund not held at year-end.

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31, 2010 and 2009, are as follows:

	2010	2009

Investments with fair value determined by quoted market price:
Common/collective trust funds*	$287,824,125	$272,227,880
Mutual funds	243,709,903	220,295,312
Money market fund	27,030	10,235

Net assets of the Master Trust	531,561,058	492,533,427

Less - Net assets allocated to The Manitowoc Company, Inc. Retirement Savings Plan	128,073,785	118,130,333

Net assets allocated to the Plan at contract value	$403,487,273	$374,403,094

*Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

Investment income in the fair value of investments recognized by the Master Trust for the years ended December 31, 2010 and 2009, was allocated as follows:

	2010	2009

Investment income:
Interest and dividends	$3,963,289	$2,943,199
Net appreciation in fair value of investments	57,507,608	41,538,131

Total investment income of the Master Trust	61,470,897	44,481,330

Less - Investment income allocated to The Manitowoc Company, Inc. Retirement Savings Plan	15,237,753	2,960,069

Net investment income allocated to the Plan	$46,233,144	$41,521,261

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust (Continued)

During 2010 and 2009, the Master Trust’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

	2010	2009

Common/collective trust funds	$31,372,269	$30,216,122
Mutual funds	26,135,339	11,322,009

Net appreciation	$57,507,608	$41,538,131

Investments that represent 5% or more of the Master Trust’s net assets as of December 31, 2010 and 2009, are as follows:

	2010	2009

Manitowoc Moderate Growth Fund	$45,792,413	$41,806,644
The Manitowoc Company, Inc. Common Stock Fund	94,177,770	69,003,271
Capital Preservation Fund*	123,930,787	140,440,750
PIMCO Funds Total Return Fund	45,517,445	38,632,160
Vanguard Institutional Index Fund	32,791,016	31,117,737

*Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

Note 4                                                             Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

The three levels of the fair value hierarchy are described as follows:

Level 1                                                       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                       Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets.

•                  Quoted prices for identical or similar assets or liabilities in inactive markets.

•                  Inputs other than quoted prices that are observable for the asset or liability.

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2010 and 2009.

Common/collective trust funds:  Valued at the net asset value (NAV) of units held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  The Capital Preservation Fund is a common/collective trust that holds a guaranteed investment contract.  The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Mutual funds:  Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

Money market fund:  Valued using $1 for the NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common/collective trust funds:
Growth funds	$0	$69,949,515	$0	$69,949,515
Common Stock fund	0	94,177,770	0	94,177,770
Capital Preservation fund	0	125,042,641	0	125,042,641

Total common/collective trust funds	0	289,169,926	0	289,169,926

Mutual funds:
Balanced funds	96,415,758	0	0	96,415,758
Bond fund	45,517,445	0	0	45,517,445
Growth funds	71,245,675	0	0	71,245,675
Value funds	23,571,423	0	0	23,571,423
Allocation fund	6,959,602	0	0	6,959,602

Total mutual funds	243,709,903	0	0	243,709,903

Money market fund	0	27,030	0	27,030

Total assets at fair value	$243,709,903	$289,196,956	$0	$532,906,859

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common/collective trust funds:
Growth funds	$0	$62,783,859	$0	$62,783,859
Common Stock fund	0	69,003,271	0	69,003,271
Capital Preservation fund	0	138,952,969	0	138,952,969

Total common/collective trust funds	0	270,740,099	0	270,740,099

Mutual funds:
Balanced funds	89,273,646	0	0	89,273,646
Bond fund	38,632,160	0	0	38,632,160
Growth funds	63,625,490	0	0	63,625,490
Value funds	21,216,618	0	0	21,216,618
Allocation fund	7,547,398	0	0	7,547,398

Total mutual funds	220,295,312	0	0	220,295,312

Money market fund	0	10,235	0	10,235

Total assets at fair value	$220,295,312	$270,750,334	$0	$491,045,646

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 5                                                             Net Asset Value Per Share

The following table sets forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2010 and 2009:

	Fair Value Estimated using Net Asset Value
	per Share as of December 31, 2010
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Moderate Growth Fund (a)	$45,792,413	$0	Daily	Written or telephone notice	1 day

The Manitowoc Company, Inc. Common Stock Fund (b)	94,177,770	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	123,930,787	0	Daily	Written or telephone notice	1 day

	Fair Value Estimated using Net Asset Value
	per Share as of December 31, 2009
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Moderate Growth Fund (a)	$41,806,644	$0	Daily	Written or telephone notice	1 day

The Manitowoc Company, Inc. Common Stock Fund (b)	69,003,271	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	140,470,750	0	Daily	Written or telephone notice	1 day

*The fair value of the investment has been estimated using the net asset value of the investment.

**Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 5                                                             Net Asset Value Per Share (Continued)

a)              The strategy of this investment is to diversify investments equally between fixed income and equity securities.  The strategy invests 45% of its assets in fixed income securities and 55% of the assets in equity securities.  The objective of this asset class is balanced between capital appreciation and preservation of principal.  Periodically, this fund will be rebalanced back to its stated Investment Policy objective of 45% fixed income securities and 55% equity securities.

b)             This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. Common Stock.  The price of the stock can fluctuate from day-to-day or month-to-month, and is designed for individuals who invest for the long-term and can tolerate short-term volatility.

c)              The strategy of this investment is the preservation of capital, as well as to provide a competitive level of income over time with the preservation of capital.  To achieve its investment objectives, the manager will invest primarily in the Fidelity Managed Income Portfolio II (MIP II) Fund.  MIP II will be supplemented with the Marshall Money Market Fund (Class Y) to help to provide additional liquidity in order to meet regular withdrawals.

Note 6                                                             Investment Contract

The Plan has entered into a benefit-responsive guaranteed investment contract with M&I.  M&I maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  The guaranteed investment contract is presented on the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Contract value, as reported to the Plan by M&I, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 6                                                             Investment Contract (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.  The guaranteed investment contract does not permit the agreement to be terminated to the scheduled maturity date.  There are no guarantees or limitation on the contract at December 31, 2010 and 2009.

	2010	2009

Average yields:
Based on actual earnings	1.83%	2.03%
Based on interest rate credited to participants	1.97%	1.64%

Note 7                                                             Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds and guaranteed investment contracts managed by M&I.  M&I is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan pays certain administrative expenses to M&I, as described in Note 1.  Fees paid by the Plan to the trustee for administrative expenses amounted to $493,062 and $383,591 for 2010 and 2009, respectively.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 8                                                             Tax-Exempt Status of the Plan

On June 2, 2004, the Internal Revenue Service (IRS) declared that the Plan is qualified pursuant to Section 401 of the IRC.  Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 9                                                             Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010, to Form 5500:

Net assets available for benefits per the financial statements	$411,480,188
Deemed distributions on defaulted loans	(186,952)

Net assets available for benefits per Form 5500	$411,293,236

The following is a reconciliation of the change in net assets available for benefits per the financial statements at December 31, 2010, to Form 5500:

Net increase in net assets available for benefits per the financial statements	$26,132,429
Deemed distributions on defaulted loans	(186,952)

Change in net assets per Form 5500	$25,945,477

No reconciliation was needed for 2009.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 10                                                      Corrective Distributions

Contributions in excess of IRS limits have been refunded to participants and are shown as corrective distributions on the statements of changes in net assets available for benefits.  Corrective distributions totaled $811,946 and $339,785 for the years ended December 31, 2010 and 2009, respectively.

Note 11                                                      Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 12                                                      Voluntary Correction Program

The Company has filed a Voluntary Correction Program (VCP) submission with the IRS to address the manner in which Plan hardship and in-service distributions were approved for Plan participants.  These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status.

Note 13                                                      Reclassifications

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 classifications.

Supplemental Schedule

The Manitowoc Company, Inc.

401(k) Retirement Plan

Plan’s EIN #39-0448110  Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value

Participant loans*	Due dates range from 1 to 18 years - Interest rates range from 4.25% to 10.50%	$0	$7,759,382

*Denotes party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 28th day of June, 2011.

THE MANITOWOC COMPANY, INC. 401(K) RETIREMENT PLAN

/s/ Glen E. Tellock
Glen E. Tellock
Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl J. Laurino
Senior Vice President and Chief Financial Officer

/s/ Thomas G. Musial
Thomas G. Musial
Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI	X